                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)

                         LUMINANT WORLDWIDE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  550260 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

John B. Watkins, Esquire                  James R. Corey, President, CEO and COO
Wilmer, Cutler & Pickering                Luminant Worldwide Corporation
2445 M Street, N.W.                       13737 Noel Road, Suite 1400
Washington, D.C. 20037                    Dallas, Texas  75240-7367
(202) 663-6000                            (972) 581-7000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 21, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                                Page 1 of 9 Pages

                                  SCHEDULE 13D


-----------------------------                           -----------------------
CUSIP NO.  550260 10 3                                     PAGE 2 OF 9 PAGES
           -----------
-----------------------------                           -----------------------


--------------------------------------------------------------------------------------------------------------------------------

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           James R. Corey
--------------------------------------------------------------------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                          (a) [x]
                                                                                                          (b) [ ]

--------------------------------------------------------------------------------------------------------------------------------

3          SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

             PF
--------------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        / /


--------------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
--------------------------------------------------------------------------------------------------------------------------------
                            7        SOLE VOTING POWER
        NUMBER OF                    2,797,330
          SHARES            ----------------------------------------------------------------------------------------------------
       BENEFICIALLY         8        SHARED VOTING POWER
         OWNED BY                    0
           EACH             ----------------------------------------------------------------------------------------------------
        REPORTING           9        SOLE DISPOSITIVE POWER
          PERSON                     2,797,330
           WITH             ----------------------------------------------------------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,797,330

--------------------------------------------------------------------------------------------------------------------------------

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.0%
--------------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D (CONTINUED)                                   PAGE 3 OF 9 PAGES

                                  SCHEDULE 13D

-----------------------------                           -----------------------
CUSIP NO.  550260 10 3                                     PAGE 3 OF 9 PAGES
           -----------
-----------------------------                           -----------------------


--------------------------------------------------------------------------------------------------------------------------------

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           James Corey GRAT dated July 9, 1999

--------------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                          (a) [x]
                                                                                                          (b) [ ]

--------------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

              OO
--------------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        / /


--------------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

              Virginia
--------------------------------------------------------------------------------------------------------------------------------
                            7        SOLE VOTING POWER
        NUMBER OF                    1,492,283
          SHARES            ----------------------------------------------------------------------------------------------------
       BENEFICIALLY         8        SHARED VOTING POWER
         OWNED BY                    0
           EACH             ----------------------------------------------------------------------------------------------------
        REPORTING           9        SOLE DISPOSITIVE POWER
          PERSON                     1,492,283
           WITH             ----------------------------------------------------------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,492,283

--------------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*        / /


--------------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


SCHEDULE 13D (CONTINUED)                                   PAGE 4 OF 9 PAGES


--------------------------------------------------------------------------------------------------------------------------------
           5.5%
--------------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

             OO
--------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D (CONTINUED)                                   PAGE 5 OF 9 PAGES


James R. Corey and the James R. Corey GRAT dated July 9, 1999 hereby amend and supplement their statement on Schedule 13D filed on October 1, 1999 relating to shares of the Common Stock, par value $.01 per share, of Luminant Worldwide Corporation as set forth below. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item 1.  Security and Issuer

         Item 1 is hereby amended and restated in its entirety as follows:

         The names of the persons filing this Statement are James R. Corey and the James Corey GRAT dated July 9, 1999, a trust formed under the laws of the State of Virginia (the "Trust"). The residence of Mr. Corey and the principal office and place of business of the Trust is 694 Rossmore Court, Great Falls, Virginia. Mr. Corey is the President, Chief Executive Officer and Chief Operating Officer of the Company.

         During the last five years, neither Mr. Corey nor the Trust have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, neither Mr. Corey nor the Trust have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where the result of such proceeding was the imposition of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         Mr. Corey is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         Mr. Corey used his personal funds to acquire the Debentures and Warrants described below.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended to add the following additional disclosure:

         On September 21, 2000, the Company entered into a convertible debenture purchase agreement (the "Debenture and Warrant Purchase Agreement") with Montrose Investments Ltd., Strong River Investments Inc. and Mr. Corey, pursuant to which, among other terms, Mr. Corey acquired from the Company 6% convertible debentures ("Debentures") in the aggregate principal amount of $2,000,000 and a warrant ("Warrant") to purchase 183,150 shares of Company Common Stock at an exercise price of $2.73 per share. The term of the Debentures is three years, and they are convertible into an aggregate of 800,000 shares of Common Stock, subject to adjustment for subsequent issuances of Common Stock at a price lower than the conversion price, stock splits, stock dividends and similar transactions. The 6% yield is payable in quarterly installments and may be paid in cash or Common Stock at the election of the Company. The term of the Warrant is five years. The exercise price of, and in some cases the number of shares of Common Stock underlying, the Warrant will be adjusted for subsequent issuances of Common Stock at a price lower than the exercise price, stock splits, stock dividends and similar transactions. Mr. Corey acquired the Debentures and Warrant for investment purposes.

         Among other terms applicable to the Debentures and Warrant, Mr. Corey cannot exercise or convert the Debentures or Warrant to the extent he and his affiliates would, as a result of the exercise or conversion, own more than 9.999% of the then-outstanding shares of Common Stock. Mr. Corey may waive this restriction, but only upon not less than 61 days prior notice to the Company. As a result, the number of shares of Common Stock shown above as beneficially owned by Mr. Corey only includes the number of shares of Common Stock underlying the Debentures and Warrant that would not cause his beneficial ownership of Common Stock to exceed 9.999% of the total number of

SCHEDULE 13D (CONTINUED)                                   PAGE 6 OF 9 PAGES


shares of Common Stock outstanding, determined as of October 15, 2000. The number of shares of Common Stock shown above as beneficially owned by Mr. Corey therefore excludes 177,531 shares underlying the Debentures and Warrants that Mr. Corey would, but for the 9.999% restriction, have the right to acquire.

         Mr. Corey may acquire shares of Common Stock by exercising part or all of the Debentures and Warrant from time to time. In addition, Mr. Corey may sell part or all of the Debentures, Warrant, and/or shares of Common Stock underlying the Debentures and Warrant in privately negotiated transactions, on the market or otherwise. Other than as set forth above and in Item 6, Mr.
Corey and the Trust have no plans of the type identified in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated in its entirety as follows:

         (a) Mr. Corey is deemed to beneficially own an aggregate of 2,797,330 shares of Common Stock, constituting 10.0% of the shares of Common Stock outstanding as of October 15, 2000. The Trust beneficially owns 1,492,283 shares of Common Stock, constituting 5.5% of the shares of Common Stock outstanding as of October 15, 2000.

         (b) Mr. Corey as trustee has voting and dispositive power over the 1,492,283 shares of Common Stock owned of record by the Trust. If and when additional shares of Common Stock are issued to the Trust as contingent consideration, Mr. Corey as trustee will have voting and dispositive power over the shares of Common Stock issued as contingent consideration. In addition, Mr. Corey as grantor of the Trust has the power during the term of the Trust to withdraw any assets of the Trust (including shares of Common Stock) and substitute therefor assets of equal value. Mr. Corey has sole voting and dispositive power with respect to the balance of the shares of Common Stock which he beneficially owns.

         (c) Except as described in Item 4 above, there have been no transactions of shares of Common Stock effected within past 60 days by Mr. Corey or the Trust.

         (d) The Trust has the right to receive dividends from, and proceeds from the sale of, the 1,492,283 shares of Common Stock held by the Trust.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended to add the following additional disclosure:

         The descriptions of the Debenture and Warrant Purchase Agreement, the Debentures and the Warrant are incorporated herein by reference to the Company's Current Report on Form 8-K dated October 11, 2000. Such descriptions are qualified in their entirety by reference to the Debenture and Warrant Purchase Agreement, the Debentures and the Form of Warrant, which have previously been incorporated by reference as exhibits to this Schedule 13D.

         The disclosure set forth in Item 4 is hereby incorporated by reference.

Item 7.  Material to Be Filed as Exhibits

         Item 7 is hereby amended to add the following disclosure:

         Exhibit 1 is the Joint Filing Agreement between James R. Corey and the James Corey GRAT dated July 9, 1999, dated September 30, 1999.

SCHEDULE 13D (CONTINUED)                                   PAGE 7 OF 9 PAGES


                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:   November 7, 2000

                                          /s/ JAMES R. COREY
                                             -----------------------------------
                                          --------------------------------------
                                          James R. Corey



                                          James Corey GRAT dated July 9, 1999


                                          By:  /s/ JAMES R. COREY
                                                  ------------------------------
                                                   Name:    James R. Corey
                                                   Title:   Trustee

SCHEDULE 13D (CONTINUED)                                   PAGE 8 OF 9 PAGES


                                  EXHIBIT INDEX


Exhibit 1       Joint Filing  Agreement  between James R. Corey and the
                James Corey GRAT dated July 9, 1999,  dated  September 30,
                1999.


SCHEDULE 13D (CONTINUED)                                   PAGE 9 OF 9 PAGES

                                    EXHIBIT 1


                  JOINT FILING AGREEMENT BETWEEN JAMES R. COREY
                                       AND
                     THE JAMES COREY GRAT DATED JULY 9, 1999

                  WHEREAS, in accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934 (the "Act"), only one joint Statement and any amendments thereto need be filed whenever one or more persons are required to file such a Statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement or any amendments thereto is filed on behalf of each of them;

                  NOW, THEREFORE, the parties hereto agree as follows:

                  James R. Corey and the James Corey GRAT dated July 9, 1999 do hereby agree, in accordance with Rule 13d-1(f) under the Act, to file a Schedule 13D and all amendments thereto relating to their ownership of Common Stock of Luminant Worldwide Corporation, and do hereby further agree that said Schedule 13D and all amendments thereto shall be filed on behalf of each of them.

Dated:  September 30, 1999


                            By:     /s/ JAMES R. COREY
                                    ---------------------
                                    James R. Corey


                            James Corey GRAT dated July 9, 1999

                            By:     /s/ JAMES R. COREY
                                    ---------------------
                                    Name:   James R. Corey
                                    Title:  Trustee